                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       __________________________________


                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                           COMMISSION FILE NO. 0-13322


                       __________________________________


A. Full title of the plan and address of the plan, if different from that of issuer named below:

            United Bankshares, Inc. Savings and Stock Investment Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                             United Bankshares, Inc.
                                300 United Center
                            500 Virginia Street, East
                         Charleston, West Virginia 25301

                                    Form 11-K

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                                December 31, 2001

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

     Report of Independent Auditors                                            1

     Statements of Net Assets Available for Benefits                           2

     Statements of Changes in Net Assets Available for Benefits                3

     Notes to Financial Statements                                           4-8

     Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)--
       Modified Cash Basis                                                     9

     Schedule H, Line 4(j)--Schedule of Reportable Transactions--
       Modified Cash Basis                                                    10


     Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors

                         Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2001 and 2000, and the change in its net assets available for benefits (modified cash basis) for the year ended December 31, 2001, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

June 24, 2002

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                Statements of Net Assets Available for Benefits--
                               Modified Cash Basis

                                                    December 31
                                              2001               2000
                                        ---------------------------------
Assets
Cash and cash equivalents                $  2,180,593       $  2,173,707
Investments, at fair value                 27,264,620         24,911,890
Contributions receivable                       27,443                  -
                                        ---------------------------------
Net assets available for benefits        $ 29,472,656       $ 27,085,597
                                        =================================

See accompanying notes.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

           Statement of Changes in Net Assets Available for Benefits--
                               Modified Cash Basis

                          Year Ended December 31, 2001

Additions
Contributions:
Employees                                                                  $  1,835,269
Employer                                                                        785,396
Investment income                                                               769,951
                                                                           ------------
                                                                              3,390,616

Deductions
Withdrawals and benefit payments                                              4,745,636
                                                                           ------------
                                                                             (1,355,020)
Net realized and unrealized appreciation in fair value of investments         3,742,079
                                                                           ------------
Net increase                                                                  2,387,059
Net assets available for benefits at beginning of year                       27,085,597
                                                                           ------------
Net assets available for benefits at end of year                           $ 29,472,656
                                                                           ============

See accompanying notes.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                         Notes to Financial Statements--
                               Modified Cash Basis

                          Year Ended December 31, 2001


1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                         Notes to Financial Statements--
                         Modified Cash Basis (continued)


2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Active participants may defer up to 15% of their annual pre-tax compensation subject to Internal Revenue Code (the Code) limitations. United contributes an amount equal to 100% of the first 2% of the participant's deferral and 25% of the next 2% of the participant's deferral. Contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock. Plan earnings are allocated to each participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

Participants may choose to have their contributions directed to any of ten investment options including United Bankshares, Inc common stock, U.S. Government Securities Funds, various common stock funds and an international equity fund. Investment elections must be made in multiples of 1%.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                         Notes to Financial Statements--
                         Modified Cash Basis(continued)

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

                                                                                       December 31
                                                                                 2001              2000
                                                                        ------------------------------------
     Federated Government Obligations Fund                                  $  2,085,475     $  2,075,660
     Goldman Sachs Capital Growth Fund                                         3,638,447        4,684,904
     United Bankshares, Inc. Common Stock -
      Participant Directed                                                     5,796,790        4,217,100
     United Bankshares, Inc. Common Stock -
      Nonparticipant Directed                                                 11,862,211       10,216,155
     Federated Max-Cap Fund                                                    1,676,854        2,199,706

During 2001, the current value of the Plan's investments (including investments bought, sold, and held during the year), as determined principally by quoted market values, appreciated as follows:

                                                    Net Realized and Unrealized
                                                     Appreciation in Fair Value
                                                           of Investments
                                                   -----------------------------
     Shares of registered investment companies               $  (1,147,122)
     United Bankshares, Inc. Common Stock                        4,889,201
                                                   -----------------------------
                                                             $   3,742,079
                                                   =============================

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                         Notes to Financial Statements--
                         Modified Cash Basis(continued)

4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                            December 31
                                                       2001            2000
                                               ---------------------------------
    Investments, at fair value:
      United Bankshares, Inc. Common Stock        $  11,862,211   $  10,216,155

                                                                   Year Ended
                                                                   December 31
                                                                       2001
                                                                 --------------
     Change in net assets:
      Contributions                                               $     785,396
      Dividends                                                         389,367
      Net realized and unrealized appreciation in fair value          3,238,984
      Distributions to participants                                  (2,767,691)
                                                                 --------------
                                                                  $   1,646,056
                                                                 ===============

5.  Differences Between Financial Statements and Form 5500

For purposes of Form 5500, interest-bearing cash and cash equivalents are classified as plan investments. The amount of cash and cash equivalents classified as investments on the Form 5500 was $2,085,494 and $2,125,168 as of December 31, 2001 and 2000, respectively.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                         Notes to Financial Statements--
                         Modified Cash Basis(continued)

7.  Transactions with Parties-in-Interest

The Plan holds 611,885 shares of United common stock, which had a fair value of $28.86 per share at December 31, 2001.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds provided by Federated, record keeper for the Plan.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                           Plan: 003 - EIN: 55-0641179

               Schedule H, Line 4(i)--Schedule of Assets (Held at
                        End of Year)--Modified Cash Basis

                                December 31, 2001

                                                               Estimated
                                                                 Fair
                   Description                    Units          Value            Cost
------------------------------------------------------------------------------------------
*  Federated Money Market Trust
   (cash equivalents)                                  19     $        19      $        19
*  Federated Government Obligations
   Fund (cash equivalents)                      2,085,475       2,085,475        2,085,475
*  Federated Income Trust                          83,071         862,279          827,763
*  Federated Total Return Bond Fund                34,190         358,998          353,131
   Janus Balanced Fund                             38,679         759,269          839,262
*  Federated Stk Tr Sh Ben                         42,508       1,442,716        1,445,105
*  Federated Aggressive Growth Fund                46,105         544,959          738,403
*  Federated Max-Cap Fund                          72,185       1,676,854        2,031,429
*  Federated International Equity                  18,121         272,897          416,558
   Goldman Sachs Capital Growth Fund              183,853       3,638,447        4,854,374
*  United Bankshares, Inc. Common Stock           611,885      17,659,001        8,304,504
*  Loans to participants (interest rates
   ranging from 9% to 10%)                             --          49,199           49,199
                                                              ----------------------------
                                                              $29,350,113      $21,945,222
                                                              ============================

* Parties-in-interest

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                           Plan: 003 - EIN: 55-0641179

          Schedule H, Line 4(j)--Schedule of Reportable Transactions--
                               Modified Cash Basis

                          Year Ended December 31, 2001

                                                                             Total
                                                             Total         Proceeds        Total
                                                            Cost of          From         Cost of      Realized
                      Description                          Purchases         Sales        Assets         Gain
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets
---------------------------------------------------------------------

United Bankshares, Inc. Common Stock                      $   765,463     $   73,478    $   35,875    $   37,603


There were no category (i), (ii) or (iv) reportable transactions during fiscal year 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        United Bankshares, Inc. Savings and
                                        Stock Investment Plan


                                        /s/ Jack C. Stokes
                                        ---------------------------------------
                                        Mr. Jack C. Stokes
                                        Plan Administrator

June 28, 2002